FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1

Name and Address of Company

Gammon Gold Inc.
1701 Hollis Street
Suite 400
Halifax, Nova Scotia, B3J 3M8

Item 2

Date of Material Change

September 29, 2008

Item 3

News Release

The press release attached as Schedule A was released over Canada NewsWire on September 29, 2008.

Item 4

Summary of Material Change

Gammon Gold Approved to Trade on the New York Stock Exchange, the First Canadian Company Headquartered Solely in Atlantic Canada to Achieve a NYSE Listing

Item 5

Full Description of Material Change

Gammon Gold Inc. (“Gammon”) (TSX:GAM and AMEX:GRS): is pleased to announce that the New York Stock Exchange (NYSE) has approved Gammon’s application to list its common stock on the NYSE. The company anticipates that its common shares will begin trading on the NYSE at the opening of trading on October 14, 2008 under its current U.S. trading symbol “GRS”. The company's shares will continue to trade on the AMEX until the close of trading on October 13, 2008. Gammon will continue to trade on the Toronto Stock Exchange under the ticker symbol “GAM”.

President & Chairman, Fred George, along with Chief Executive Officer, René Marion and certain members of the senior management team, Board of Directors and invited guests will celebrate Gammon's listing on the NYSE by presiding over ringing the NYSE Opening Bell on Monday, October 27th, 2008 at 9:30 AM EDT. Gammon's opening-bell ceremony will be broadcast live on the Internet at www.nyse.com and on the Company’s website at www.gammongold.com.

“Listing on the New York Stock Exchange is a significant milestone for Gammon. We are one of only seventy-seven Canadian companies and the first Canadian company that is headquartered solely in Atlantic Canada to ever attain a listing on the prestigious NYSE and we are very proud of this tremendous accomplishment.” said Fred George, President & Chairman of Gammon Gold. He continued, “The evolution of Gammon from a small junior exploration company to one of the largest, mid-tier gold producers in North America is an amazing growth story, but the most exciting part of this story is that this is just a new beginning, we have so much more growth and success yet to achieve. I would personally like to thank the AMEX, and particularly Mr. Paul Dorfman & Mr. Kevin Ernst, for the support and assistance that was provided to Gammon since we listed in September, 2003.”

“We believe that our NYSE listing will provide increased liquidity and enhanced visibility for Gammon that will benefit our shareholders and is testament to what the new management team has been able to accomplish over the past 9-12 months.” said René Marion, Chief Executive Officer of Gammon Gold. He continued, “Since Q4 2007, we have continued to successfully execute our business model that includes driving continuous improvement initiatives throughout our operations that has resulted in a 48% improvement in production, a 25% decrease in total cash costs, a 132% increase in net earnings per share, a $22.6 million improvement in operating cash flow and an $16.1 million improvement in net free cash flow in Q2 2008 as compared to Q4 2007. We have also significantly enhanced our exploration program to an 18-month $26-29 million program, recently appointing 3 new board members with extensive experience in the mining sector and have created a corporate culture that embraces change and supports the execution of our business model. The successes we have achieved to date, including the approval to trade on the NYSE, positions Gammon well for continued and sustainable growth in the years ahead.”

“The Exchange is privileged to welcome Gammon Gold Inc. to our family of companies listed on the NYSE,” said NYSE Euronext EVP and Head of Global Listings, Catherine R. Kinney. “We look forward to providing Gammon with the superior services, liquidity and brand visibility associated with listing on the NYSE.”

About Gammon Gold

Gammon Gold Inc. is a Nova Scotia based mid tier gold and silver producer with properties in Mexico. The Company’s flagship Ocampo Project in Chihuahua State achieved commercial production in January 2007. Gammon Gold also operates its El Cubo operation in Guanajuato State and has the promising development Guadalupe y Calvo property in Chihuahua State. The company remains 100% unhedged.

For further information please visit the Gammon Gold website at www.gammongold.com or contact:

René Marion Chief Executive Officer Gammon Gold Inc. 902-468-0614	Anne Day Director of Investor Relations Gammon Gold Inc. 902-468-0614

Cautionary Statement

Cautionary Note to US Investors – The United States Securities and Exchange Commission permits US mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce.  This press release uses certain terms, such as “measured,” “indicated,” and “inferred” “resources,” that the SEC guidelines strictly prohibit US registered companies from including in their filings with the SEC.  US Investors are urged to consider closely the disclosure in Gammon Gold’s Annual Report on Form 40-F (File No. 001-31739), which may be secured from Gammon Gold, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

Certain information regarding the Company contained herein may constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements are subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking statements. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward looking statements. Specific reference is made to "Risk Factors" in the Company's Annual Information Form and Form 40-F Report. Forward-looking statements including without limitation, statements regarding future cash costs and production at Ocampo and El Cubo and the ability to continue to successfully implement the Company's Turn-Around Strategy, statements regarding the resource growth potential of Guadeloupe y Calvo, statements regarding the Company's ability to continue its improved cash flow performance may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact including, without limitation, statements regarding potential mineralization and reserves, including the impact of any future exploration on reserve estimates; expectations regarding the timing and extent of production at the Ocampo project; the implications of the Mexican Single Rate Tax on future income tax payments; estimates regarding the future costs related to exploration at Ocampo; the nature and availability of additional funding sources; and future plans and objectives of Gammon.  In some cases, you can identify forward-looking statements by the use of words such as may, will, should, could, expect, plan, intend, anticipate, believe, estimate, predict, potential or continue or the negative or other variations of these words, or other comparable words or phrases.  Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct.  Important factors that could cause actual results to differ materially from the Company’s expectations include, among others, risks related to international operations, including political turmoil and limited local infrastructure to support large scale mining operations; the actual results of current exploration activities; conclusions of economic evaluations and changes in project parameters as plans continue to be refined; and fluctuations in future prices of gold and silver.  These factors are set out in the Company’s annual information form.  The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

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Item 6

Reliance of subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

Item 7

Omitted Information

Not applicable.

Item 8

Executive Officer

Rene Marion
Chief Executive Officer
Gammon Gold Inc.
Tel:  902-468-0614

Item 9

Date of Report

September 29, 2008